Exhibit 99.1

BOS Announces an Acquisition and Provides an Outlook for the year 2022

RISHON LEZION, Israel, March 10, 2022 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), announced today that its RFID division acquired the assets of Dagesh Ltd, which provides inventory counting services in Israel, mainly for retail stores.

In consideration for the acquisition, BOS shall pay NIS 2.3 million (approximately $US 700,000) of which NIS 1.5 million was paid at the closing, NIS 700,000 shall be paid by April 2022, and NIS 100,000 shall be paid by March 2023. In addition, BOS shall pay to Dagesh, by March 2023:

•	An earn-out payment of 3%-6% of the revenues of the acquired assets in the 12 months ending February 28, 2023, provided that these revenues are in excess of NIS 2.5 million; and
•	NIS 100,000, upon the retention of at least 50% of the employees of Dagesh by BOS.

Eyal Cohen, CEO of BOS, stated: “Dagesh provides inventory counting services for valuable customers with high growth potential. Combining Dagesh with our existing inventory counting services is expected to create operational synergy, increase our market share, and strengthen our market position. We estimate that this acquisition will contribute about $1 million to our consolidated revenues for the remaining 10 months of the year 2022, and will positively affect our 2022 net income (after accounting for acquisition expenses and amortization of related intangible assets).

In conclusion, I would like to share our outlook for the year 2022, which is revenues in excess of $35 million and net income to exceed $1 million.”

About BOS

BOS provides services and systems for inventory production and management in three channels:

•	Services – The Supply Chain division provides inventory procurement and kitting - www.BOSSupplyChain.com.
•	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse – www.BOSRFID.com.
•	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for the industrial and logistic processes – www.BOSROBOTICS.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of business acquisitions (including the businesses acquired from Dagesh Ltd and Imdecol Ltd), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact

Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com